Exhibit 99-28(h)(7)

SECOND AMENDED SCHEDULE C

TO

AMENDED AND RESTATED MANAGEMENT AND ADMINISTRATION AGREEMENT

SERVICE FEES

Effective November 1, 2016

1. Service Fees for Ultra Short Mortgage Fund and Large Cap Equity Fund

Services	Fee
Management and Administration Services	0.35% of average daily net assets of the two Funds listed above and on Schedule A hereto; subject to an aggregate minimum annual fee of $905,000* for these two Funds

A Fund’s general offering costs such as state registration, prospectus printing, etc. will be treated as direct Fund operating expenses. These expenses will be included under the fee and the minimum annual fee will be increased as may be agreed to by Foreside Management Services, LLC as assignee by consent to Beacon Hill Fund Services, Inc. (“Foreside”) and the Trust commensurate with the number of new Funds to be added.

2. Service Fees for Ultrashort Financing Fund

Services	Fee
Management and Administration Services

An annual fee paid monthly in arrears as follows for the Ultrashort Financing Fund:

●     .08% of average daily net assets* on the first $500 million;

●     .06% of average daily net assets* on the next $500 million;

●     .04% of average daily net assets* on total assets over $1 billion;

●      Subject to a minimum annual fee of $380,000

“*”Average assets” as referred to in the fee schedules refer solely to the average assets of the Fund(s) and not to assets of other series of the Trust. Foreside shall invoice the Trust for the annual fee, in equal monthly installments, to be paid in arrears by the Trust for services rendered under the agreement. If this agreement is terminated, the portion of the annual fee due for services rendered shall be pro-rated to the date of termination. The obligation to pay the fee shall begin as of the date of the commencement of operations for any Fund.

ASSET MANAGEMENT FUND	FORESIDE MANAGEMENT SERVICES, LLC
On behalf of the Series list on Schedule A

/s/ Dana A. Gentile	/s/ David Whitaker
Name: Dana A. Gentile	Name: David Whitaker
Title: President	Title: President